Letterhead of Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 21, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jill S. Davis, Branch Chief

Re:	Response Submitted in the Matter of EnCana Corporation’s

Form 40-F for the Fiscal Year Ended December 31, 2007

(File No. 1-5226)

Ladies and Gentlemen:

On behalf of our client, EnCana Corporation (“EnCana” or the “Company”) and in response to the comment letter dated July 30, 2008 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), EnCana has asked us to submit to you its responses to the Comment Letter (the “Responses”) relating to its annual report on Form 40-F for the fiscal year ended December 31, 2007. Attached as Annex A hereto, please find the Responses.

Please note that a letter to the Commission from EnCana attached as Annex B hereto contains the required “Tandy” waiver and the other undertakings requested in the Comment Letter.

The contact information of the responsible representative at EnCana is Mr. Brian C. Ferguson, Executive Vice-President & Chief Financial Officer, 1800-855 2nd Street, S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5; telephone: (403) 645-2000.

U.S. Securities and Exchange Commission	2

In addition, please note that the submission of the Responses is without prejudice to, and with full reservation of, all privileges, rights and protections that may apply, including the attorney-client privilege and work product doctrine.

If the Staff wishes to discuss this letter or the attached documents, please contact Mr. Ferguson or me at (212) 373-3078.

Very truly yours, /s/ Andrew J. Foley
ANDREW J. FOLEY

cc:	Brian C. Ferguson
Kerry D. Dyte
Bill Stevenson
David Sheridan
EnCana Corporation

ANNEX A

Company Responses

The headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses to the Staff’s comments are as follows:

Form 40-F for the Fiscal Year Ended December 31, 2007

Reserves and Other Oil and Gas Information

Reserve Quantities Information, page 22

1.

We note your response to comment one from our letter dated June 5, 2008, and are not in a position to agree with your conclusions. The presentation of a subtotal after including the effects of the “Revisions due to bitumen price” in 2005 and the “FCCL Partnership contribution” in 2007 does present an “adjusted” beginning balance of proved reserves. Paragraph 11 of SFAS 69 explains that changes resulting from each of the categories presented in a. – f. shall be shown separately, with appropriate explanation of significant changes. As such, we re-issue prior comment 1.

RESPONSE TO COMMENT 1

We will comply and request that we be permitted to amend our proved reserves presentation in our Form 40-F for the fiscal year ended December 31, 2008, and, where appropriate, in all subsequent Form 40-Fs we file.

Notes to Consolidated Financial Statements

Note 4 Segmented Information, page 15

2.

We note from your response that you manage your operations through divisions, which function at a level lower than the country cost center, and that for goodwill impairment purposes your divisions are your reporting units. As you follow the full cost method of accounting for oil and gas activities, please support your position, within the guidance provided in AcG-16, that is appropriate to measure and present your oil and gas activities at a level below the full cost pool.

U.S. Securities and Exchange Commission	B-2

RESPONSE TO COMMENT 2

EnCana follows the measurement requirements outlined in AcG-16, whereby the Company calculates a country cost centre level impairment (ceiling) test and consolidates our capital costs at a country cost centre level to compute a depletion and depreciation (“D&D”) rate. This country cost centre D&D rate is applied to divisional production to determine divisional D&D, which aggregate to the consolidated full cost pool D&D value. The presentation and disclosure requirements outlined in AcG-16 do not specifically preclude the presentation of results at a level below the full cost pool. The Company notes that paragraph 61 of AcG-16 states that full disclosure, responsive to the needs of users, is encouraged; the requirements should not be considered to limit disclosures in any way. The Company's presentation of divisional disclosures is informative to users of the financial statements and is consistent with the segmented reporting disclosure requirements and objectives.

ANNEX B

EnCana Corporation

1800-855 2nd Street, S.W.

P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

August 21, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jill S. Davis, Branch Chief

Re:	Response Submitted in the Matter of EnCana Corporation’s

Form 40-F for the Fiscal Year Ended December 31, 2007

(File No. 1-5226)

Ladies and Gentlemen:

On behalf of EnCana Corporation (the “Company”), I hereby acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the fiscal year ended December 31, 2007 (the “Filing”);

2.

comments by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Kerry D. Dyte
KERRY D. DYTE Vice-President, General Counsel & Secrtary